Exhibit 99.9
UNITED UTILITIES PLC
COMPANY SECRETARY
30 March 2007
The Board has appointed Paul Davies as Acting Company Secretary with effect from 1 April 2007, following the resignation of Tim Rayner.

Further information can be obtained from Paul Davies + 44 1 925 237051.
United Utilities’ ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.